Mail Stop 4561

December 29, 2008

Mr. Michael L. Ashner
Chief Executive Officer
Winthrop Realty Trust
7 Bulfinch Place, Suite 500
Boston, Massachusetts 02114

> **Re:** **Winthrop Realty Trust**
> **Registration Statement on Form S-3**
> **Filed November 26, 2008**
> **File No. 333-155698**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 17, 2008**
> **File No. 001-06249**

Dear Mr. Ashner:

We have limited our review of the above-referenced filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Item 17. Undertakings, Page II-2

1. Please revise your registration statement to include the undertakings required by Items 512(a)(5) of Regulation S-K.

Exhibits

2. We note that you have not filed the statement of eligibility of the trustee. Please file this in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent that you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, you must note this in the exhibit list. If you intend to designate the trustee on a delayed basis, please be aware that companies relying upon Section 305(b)(2) must separately file the Form T-1 under the electronic form type "305B2." Please refer to Section 220.01 under 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

3. We note that you have filed a form of indenture for debt securities as Exhibit 4.5 to this registration statement. Please file the actual indenture, which may be open-ended, prior to the effectiveness of this registration statement. Please refer to Section 201.04 under the 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm, and revise accordingly.

Signatures, II-4

4. We note that the registration statement does not include the signatures of your principal executive officer, principal financial officer and controller or principal accounting officer. Please file an amendment containing the appropriate signatures and capacities in which the persons are signing. See Instruction 1 to the Signatures section of Form S-3.

Form 10-K for the year ended December 31, 2007

Financial Statements

Notes to consolidated financial statements

2. Summary of Significant Accounting Policies

Out of Period Adjustment, page 71

5. Please provide us with your materiality analysis of the "out of period adjustment" described in this footnote. Specifically provide us with a materiality assessment of this adjustment as it pertains to your December 31, 2007 financial statements.

<u>Form 10-Q for the quarterly period ended September 30, 2008</u>

<u>Financial Statements</u>

<u>Notes to consolidated financial statements</u>

<u>6. Equity Investments</u>

<u>Valuation of Concord Assets, page 17</u>

6. Explain to us how you determined that the assets held by Lex-Win Concord LLC & Concord Debt Holdings, LLC fall within the scope of EITF 99-20. Specifically, explain to us how you have applied the guidance in paragraph 5(e) of EITF 99-20.

*****

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, as applicable, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 551-3438 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Mark I. Fisher, Esq.
    Katten Muchin Rosenman LLP
    Via facsimile: (212) 935-8405